808 RENEWABLE ENERGY CORPORATION
13888 Harbor Boulevard, Building 8A
Garden Grove, California  92843

January 22, 2014

Mara L. Ransom
Daniel Leslie
Lilyanna Peyser
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	808 Renewable Energy Corporation
Form S-1 Registration Statement
File number 333-184319

Ladies and Gentlemen:

Pursuant to Rule 461, 808 Renewable Energy Corporation, a Nevada corporation (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-184319), as amended (the “Registration Statement”), so that it may become effective at 4:00 pm Eastern Standard Time on January 24, 2014, or as soon as practicable thereafter. In connection with this request, we hereby acknowledge that:

(i)
Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
 The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

We request that our counsel, Christopher A. Wilson, be notified of such effectiveness by a telephone call to (949) 752-1100 extension 302.  We also request that a copy of the written order from the Commission verifying the effective time and date of the Registration statement be sent to Mr. Wilson via facsimile at (949) 752-1144 or by email to cwilson@wilsonoskam.com.

Sincerely,

808 Renewable Energy Corporation

/s/ Patrick S. Carter

Patrick S. Carter, CEO